UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2018

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit VII:  Underwriting Agreement dated May 8, 2019 in connection with the offering of $3,000,000,000 2.250% Notes due 2024.

Exhibit VIII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated May 16, 2019 in connection with the offering of $3,000,000,000 2.250% Notes due 2024.

Exhibit IX:  Opinion of Cravath, Swaine & Moore LLP dated May 16, 2019 in connection with the offering of $3,000,000,000 2.250% Notes due 2024.

This amendment to the Annual Report on Form 18-K/A (and the exhibits herein) are intended to be incorporated by reference into the registrant’s prospectus dated May 18, 2018 and any future prospectus filed by the registrant with the Securities and Exchange Commission to the extent such prospectus indicates that it incorporates by reference this amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 16th day of May, 2019.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Eila Kreivi
Eila Kreivi
Director
Head of Capital Markets Department

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Benchmark Funding

EXHIBIT INDEX

Exhibit	Document

VII	Underwriting Agreement dated May 8, 2019 in connection with the offering of $3,000,000,000 2.250% Notes due 2024.

VIII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated May 16, 2019 in connection with the offering of $3,000,000,000 2.250% Notes due 2024.

IX	Opinion of Cravath, Swaine & Moore LLP dated May 16, 2019 in connection with the offering of $3,000,000,000 2.250% Notes due 2024.